Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

WHITING PETROLEUM CORPORATION

Whiting Petroleum Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “GCL”), does hereby certify as follows:

1. That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment of the Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling for the stockholders of the Corporation to consider such amendment at the 2016 annual meeting of the stockholders of the Corporation, which amendment would amend and restate Paragraph (a) of Article FOURTH of the Restated Certificate of Incorporation of the Corporation in its entirety to read as follows:

“(a) Authorized Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is 605,000,000 shares of capital stock, consisting of (i) 600,000,000 shares of common stock, each having a par value of $0.001 per share (the “Common Stock”), and (ii) 5,000,000 shares of preferred stock, each having a par value of $0.001 per share (the “Preferred Stock”).”

2. That pursuant a resolution of the Board of Directors the 2016 annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the GCL at which meeting the necessary number of shares as required by the GCL were voted in favor of the amendment.

3. That said amendment was duly adopted in accordance with the provisions of Section 242 of the GCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed on its behalf this 18th day of May, 2016.

By:	/s/ Bruce R. DeBoer
	Name:	Bruce R. DeBoer
	Title:	Vice President, General Counsel and Corporate Secretary